April 14, 2010

BY FAX AND U.S. MAIL

Charlene Grant, Esq.
Assistant Vice President
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re: Pacific Select Exec Separate Account of Pacific Life Insurance Co.
        Post-Effective Amendment No. 10
        File No. 333-150092

        Pacific Select Exec Separate Account of Pacific Life Insurance Co.
        Post-Effective Amendment No. 8
        File No. 333-152224

Dear Ms. Grant:

        By letter dated December 30, 2009, we expressed serious concerns regarding post-effective amendments to the registration statements with the above referenced file numbers, which Pacific Life Insurance Company ("Pacific Life") had filed on November 3, 2009. Those filings added disclosure to the registration statements for certain variable life insurance contracts regarding a new equity-indexed investment option to be made available under the contracts, which Pacific Life intends to offer without registration under the Securities Act of 1933 ("Securities Act").

        In our December letter, we stated that the November post-effective amendments raised significant disclosure issues, and that the filings had the potential to mislead investors in the contracts. We noted, among other things, that we were especially concerned by disclosure regarding the legal status of the equity-indexed investment option.

        On January 29, 2010, Pacific Life filed post-effective amendments to the registration statements, which included revisions to the disclosure regarding the legal status of the equity-indexed investment option. On March 26, 2010, the staff provided oral comments on the January post-effective amendments, and expressed the staff's continuing concern regarding disclosure about the legal status of the equity-indexed investment option. Pacific Life filed the above referenced post-effective amendments on April 2, 2010.

We continue to believe that the registration statements, as amended by the most recent post-effective amendments, raise significant disclosure issues and that the filings have the potential to mislead investors in the contracts. We remain concerned by statements in the filings regarding the legal status of the equity-indexed investment option.

Our December letter expressed our view that statements about the status of the equity-indexed investment option must, **at a minimum**, contain **significant qualifications** explaining the current state of the law. As outlined in that letter, the legal landscape includes the recent holding of the U.S. Court of Appeals for the District of Columbia Circuit that the Commission's interpretation embodied in rule 151A of "annuity contract" is reasonable,[1] as well as the Commission's statement in the release adopting rule 151A that the considerations that form the basis for rule 151A are also relevant in analyzing indexed life insurance. The legal landscape also includes the significance of the marketing factor to the courts and the Commission in determining whether a contract is entitled to the insurance exemption from registration.

In our view, the statements contained in the most recent post-effective amendments do not contain significant qualifications explaining the current state of the law. The amendments largely attribute any uncertainty regarding Pacific Life's determination that the equity indexed investment option "qualifies for an exemption from registration under the federal securities laws" to the unavailability of the safe harbor of rule 151. The amendments also note, without any explanation, that the uncertainty "may" be heightened for an indexed product or feature such as that offered by Pacific Life and that there is "some" risk that a court would disagree with Pacific Life's determination. The statements fail to convey the significant uncertainty surrounding Pacific Life's determination in light of the relevant legal landscape.

We are also concerned by the statement in the most recent post-effective amendments that "[Pacific Life has] not registered the Indexed Fixed Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this supplement relating to the Indexed Fixed Account." This statement is incorrect, as we have provided comments relating to the disclosure regarding the legal status of the equity-indexed investment option several times. In addition, this statement may cause investors to conclude incorrectly that the Commission staff has not reviewed disclosure relating to the equity-indexed investment option because the staff has concluded that it agrees with Pacific Life's determination that registration of the equity-indexed investment option is not required. To the contrary, the staff has expressed significant reservations about that determination. In this regard, we note our December statement that, under the circumstances of the contracts described in the filings, we believe it would be difficult, if not impossible, to market the equity-indexed investment option as a conventional contract of insurance rather than an investment, a factor that the courts and the Commission have

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[1] American Equity Investment Life Insurance Co. v. SEC, 572 F.3d 923 (D.C. Cir. 2009).

deemed significant in concluding that a contract is not entitled to the insurance exemption in Section 3(a)(8) of the Securities Act.

At this time, we will not be providing additional comments on the post-effective amendments. We expect that Pacific Life will address the significant disclosure issues raised by these filings prior to their effectiveness or will withdraw the filings. We may provide additional comments after we have reviewed any revisions that are made by Pacific Life.

Thank you for your consideration.

Sincerely,

William J. Kotapish
Assistant Director